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                                             OMB Approval
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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        MEDPLUS CORPORATION
       ---------------------------------------------------
                          Name of Issuer

                  COMMON STOCK, PAR VALUE $.001
       ---------------------------------------------------
                   Title of Class of Securities

                            584956106
       ---------------------------------------------------
                            CUSIP No.

                        RJC INVESTMENTS
                   Jerome Coppage, President
                         P.O. Box 6055
                      Naperville, IL 60567
       ----------------------------------------------------
     Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                         February 6, 1998
       ----------------------------------------------------
      Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box:    ______
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                           SCHEDULE 13D

CUSIP No. 090646-10-0
                                                        Page 2 of
3 Pages



1.   Name of Reporting Person

     RJC Investments, Inc.

2.   Check the appropriate box if a member of a Group:

     (A)     Not applicable
     (B)     Not applicable

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2 (e):

     Not applicable.

6.   Citizenship or place of organization:

     State of Cayman Islands, British Virgin Islands

7.   Sole Voting Power:
     Yes
     As of February 6, 1998 - 1,470,588 shares
     As of March 30, 1998 - 2,058,823 shares
     As of May 13, 1998 - 2,941,176 shares

8.   Shared Voting Power:

     No

9.   Sole Dispositive Power:

     Yes
     As of February 6, 1998 - 1,470,588 shares
     As of March 30, 1998 - 2,058,823 shares
     As of May 13, 1998 - 2,941,176 shares

10.  Shared Dispositive Power:

     No

                                              Page 3 of 3 Pages

11. Aggregate Amount Beneficially owned by each reporting person:

As of February 6, 1998 - 1,470,588 shares
As of March 30, 1998 - 2,058,823 shares
As of May 13, 1998 - 2,941,176 shares

12. Check box if the aggregate amount in row (11) excludes certain shares:

     Not applicable.

13.  Percent of Class represented by amount in Row (11).

     As of February 6, 1998 - 14.32% (1,470,588 shares)
     As of March 30, 1998 - 18.78% (2,058,823 shares)
     As of May 13, 1998 - 24.57% (2,941,176 shares)

14.  Type of Reporting Person

     CO

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $.001 par value per share (the "common stock") of Medplus Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8 South Nevada Steet, Suite 204, Colorado Springs, Colorado 80903.

ITEM 2.  IDENTITY AND BACKGROUND

The record owner of the common stock is RJC Investments, Ltd.,a corporation organized under the laws of the state of Illinois, whose principal address is P.O. Box 6055, Naperville, IL. 60567, whose principal business is general business. The corporation nor its shareholders have not been convicted in a criminal proceeding (excluding traffic violatons or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. The shareholders are a United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Working capital and investments of its shareholders.

ITEM 4.  PURPOSE OF TRANSACTION

The purpose was to make a speculative investment in MedPlus
Corporation. The Reporting Company has no intention of controlling the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

According to information supplied to the Reporting Corporation by the Company, the number of shares of common stock outstanding as of February 6, 1998, March 30, 1998 and May 13, 1998 was 10,272,953,
10,961,189 and 11,968,543 respectively. The Reporting Corporation is the owner of:

As of February 6, 1998 - 1,470,588 shares which is 14.32%
As of March 30, 1998 - 2,058,823 shares which is 18.78%
As of May 13, 1998 - 2,941,176 shares which is 24.57%

of the outstanding common stock calculated in accordance with Rule 13D-3(d)(i)as of that date. The reporting individual has sole voting and dispositive power with respect to these shares.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the purchase of the shares, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Individual and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantee of profits, division of profits and loss, or the withholding of proxies.

ITEMS 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                                   RJC INVESTMENTS LTD.


Dated: October 2, 1998             By:/S/Jerome Coppage
                                   ------------------------
                                     Jerome Coppage, President